FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]      No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on July 15, 2005

Exhibit 1


DryShips Inc. Release Updated Fleet Charter Details

ATHENS, Greece, July 15, 2005 - DryShips Inc. (Nasdaq: DRYS), released today updated charter details for its fleet of 26 vessels.

The table below describes in detail our fleet development and current employment profile:

                               Year                                                          Current                 Redelivery
                               Built       Deadweight       Type        Delivery Date       Employment               (mid-range)*
                               -----       ----------       ----        -------------       ----------               ------------
EXISTING FLEET                               514,890
Shibumi                        1984          166,058        Capesize                                    $53,500       Nov-05
Panormos ***                   1995           71,747        Panamax                              Spot - $27,530
Lacerta **                     1994           71,862        Panamax                         Pool Spot - $25,631
Flecha                         1982           65,081        Panamax                                     $23,685       Oct-05
Striggla **                    1982           64,747        Panamax                         Pool Spot - $20,890
Mostoles **                    1981           75,395        Panamax                         Pool Spot - $22,237

IDENTIFIED VESSELS                           812,958
Netadola                       1993          149,475        Capesize                             Spot - $45,000
Ocean Crystal                  1999           73,688        Panamax                              Spot - $27,000
Iguana                         1996           70,349        Panamax                                     $33,700       Nov-05
Waikiki                        1995           75,473        Panamax                              Spot - $33,750
Toro **                        1995           73,034        Panamax                         Pool Spot - $26,445
Paragon                        1995           71,259        Panamax                                     $30,000       Sep-06
Daytona ***                    1989           69,703        Panamax                              Spot - $40,000
Lanikai **                     1988           68,676        Panamax                         Pool Spot - $23,590
Tonga **                       1984           66,798        Panamax                         Pool Spot - $21,163
Alona **                       2002           48,640        Handymax                        Pool Spot - $24,585
Matira                         1994           45,863        Handymax                                    $28,500       Oct-05

ADDITIONAL VESSELS                           936,367
Manasota                       2004          171,061        Capesize                                    $60,000       Sep-05
Alameda                        2001          170,662        Capesize                                    $65,000       Oct-05
Mendocino                      2002           76,623        Panamax     August                          $42,000       Dec-06
Sonoma **                      2001           74,786        Panamax                         Pool Spot - $26,130
Coronado                       2000           75,706        Panamax                             Spot -   $9,600
Xanadu                         1999           72,270        Panamax                                     $35,000       Aug-06
La Jolla                       1997           72,126        Panamax                              Spot - $19,000
Linda Oldendorff               1995           75,100        Panamax                                     $43,250       Aug-06
Catalina                       2005           74,432        Panamax                              Spot - $22,000
Belmonte                       2004           73,601        Panamax                             $42,000               Jun-06
DRYSHIPS FLEET                             2,264,215                    27 vessels


----------
* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels employed in the spot market and where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

*** Indicates vessels that will be entering into the Baumarine Pool.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 26 drybulk carriers and has entered into an agreement to purchase an additional vessel. Forward-Looking Statement Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

                      Visit our website at www.dryships.com
--------------------------------------------------------------------------------
Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.gr

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)




Dated:  July 15, 2005                          By /s/ Christopher Thomas
                                               --------------------------
                                               Christopher Thomas
                                               Chief Financial Officer










23113.0002 #587107